Exhibit 3 Second Quarter 2023 Results UDEM - Roberto Garza Sada Center, Santa Catarina, Mexico

Except as the context otherwise may require, references in this presentation to “Cemex,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. The information included in this presentation contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this presentation is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this presentation. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright Cemex, S.A.B. de C.V. and its subsidiaries

Key highlights • Record quarterly EBITDA with significant margin recovery, approaching 2021 levels rd • 3 consecutive quarter of decelerating input cost inflation • Increasing EBITDA contribution from growth investments • Double-digit growth in Urbanization Solutions • Continued record reduction in CO emissions 2 1 • Accelerating deleveraging path, with leverage ratio < 2.5x 2 • ROCE expanding well above our cost of capital Cosmopol, Coacalco, Mexico 3 1) Calculated in accordance with our contractual obligations under our main bank debt agreements Built with Vertua concrete, part of our Vertua family of sustainable products 2) Trailing twelve months as of June 2023, excluding goodwill

2Q23: Strong EBITDA growth and margin recovery EBITDA FCF after Net Sales EBITDA Margin maint. Capex +10% l-t-l +29% l-t-l +3.3pp 278 +13% +34% 4,566 961 21.1% 17.8% 716 4,028 154 2Q22 2Q23 2Q22 2Q23 2Q22 2Q23 2Q22 2Q23 4 Millions of U.S. dollars College Gilbert Charbroux, Lyon, France Built with Insularis, part of our Vertua family of sustainable products

Paring down 1Q23 volume decline… CONSOLIDATED VOLUMES 2Q23 YoY volume variation (l-t-l) 5% 3% USA -2% -2% EMEA -8% -10% EUROPE -7% 11% -11% -5% -10% -6% -12% 6% MEX 1% 1 14% Cement Ready-mix 3% SCAC Aggregates -3% 5 1) Domestic gray cement

…while pricing catches up to cumulative cost inflation CONSOLIDATED PRICES 2Q23 YoY and QoQ price variation (l-t-l) 18% 21% 15% 21% 28% 13% 15% 11% 9% 11% 16% EMEA 10% USA EUROPE 27% 6% 2% 1% QoQ: 1% 2% -6% 19% 3% 0% 1% 3% 3% 0% 12% MEX 1% 8% 10% Sequential (1Q23 to 2Q23) 21% 1 Cement 18% Ready-mix 10% SCAC Aggregates 3% 3% 4% 1) Domestic gray cement 6 Note: For CEMEX, SCAC, Europe and EMEA, prices (l-t-l) are calculated on a volume-weighted average basis at constant foreign-exchange rates

Record quarterly EBITDA due to prices, costs and investments 2Q23 EBITDA waterfall +29% +34% -314 961 926 35 547 17 46 716 -86 FX 2Q22 Volume Price Costs Growth Other 2Q23 2Q23 Investments & l-t-l reported Urbanization Solutions EBITDA margin 17.8% 21.1% +3.3pp 7 Millions of U.S. dollars

Margins approaching 2021 goal, boosted by decelerating cost inflation Consolidated EBITDA Margin 21.2% 21.1% 20.1% 19.7% FY 2021 19.6% 18.4% 18.2% 17.8% 18.1% 18.0% 17.2% FY 2022 16.3% 16.4% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 COGS as % of Sales 68.8% 67.6% 66.4% 67.7% 69.8% 69.2% 68.7% 69.5% 68.8% 68.0% 65.4% 8

Advancing on our Future in Action agenda 2030 roadmap with goal verified by SBTi under 1.5°C scenario 1 CDEW facility -31% in Israel -11% • Will process 600k tons/year of waste 620 • Equivalent to ~10% of Israel’s Kgs of CO /ton construction waste 2 of cementitious • For reintegration into the construction value chain, such as recycled aggregates 591 562 549 520 Waste facility in Puebla, Mexico 430 • In partnership with PASA, leading waste 0 0 0 0 0 management company 2020 2021 2022 YTD 2Q23 2025 Target 2030 Target • Manage ~50% of solid municipal waste of Puebla by 2025 -4.4% YoY CO /ton 2 2 3 • Equivalent to the waste generated by AF mix of 36.5% and CF of 73.4% 800k people 9 1) Construction, Demolition & Excavation waste (CDEW) 2) Alternative Fuels (AF) 3) Clinker Factor (CF)

Regional Highlights 411 Tower, Monterrey, Mexico

Mexico: First cement volume increase after 2 years YTD 2Q23 2Q23 Net Sales 1,298 2,395 % var (l-t-l) 14% 13% Operating EBITDA 399 744 % var (l-t-l) 9% 9% Operating EBITDA margin 30.8% 31.1% pp var (1.3pp) (1.2pp) • Low single digit growth in cement volumes driven by formal construction, with market share recovery in bagged cement • Mid single to double-digit volume growth for ready-mix and aggregates, respectively, propelled by the industrial, infrastructure, and tourism sectors • Pricing strategy continues to make inroads in recovering last two years of significant cost inflation • EBITDA margin impacted by product mix, higher electricity, labor and freight costs • Record alternative fuels substitution rate of 44% with four plants above 50% level Foro Boca, Veracruz, Mexico Built with Duramax, part of our Vertua family of sustainable products 11 Millions of U.S. dollars

US: Hitting record operational results YTD 2Q23 2Q23 Net Sales 1,420 2,675 % var (l-t-l) 10% 7% Operating EBITDA 303 533 % var (l-t-l) 87% 47% Operating EBITDA margin 21.3% 19.9% pp var 8.8pp 5.4pp • Record quarterly top line and EBITDA growth driven by pricing strategy and decelerating input cost inflation th • 4 consecutive quarter with sequential EBITDA margin improvement • Increased manufacturing and infrastructure construction supported by the Bipartisan Infrastructure Bill, the Inflation Reduction Act and the CHIPS Act • Residential continues to stabilize as tight inventory in existing home market supports demand for new homes The Residences at 400 Central Project, Miami, United States 12 Millions of U.S. dollars th EMEA: 7 consecutive quarter with EBITDA growth YTD 2Q23 2Q23 Net Sales 1,354 2,588 % var (l-t-l) 6% 9% Operating EBITDA 212 360 % var (l-t-l) 11% 13% Operating EBITDA margin 15.7% 13.9% pp var 0.8pp 0.3pp • Mid single digit top line growth despite challenging demand backdrop, mainly driven by disciplined pricing • EBITDA growth supported by pricing and contribution from growth investments • EBITDA margin expansion after four consecutive quarters of YoY declines th • 12 consecutive quarterly YoY EBITDA growth in Europe • European operations well positioned to match the EU 55% CO 2 reduction goal by 2030 • Volumes in the Philippines impacted by continued macro Pelješac Bridge, Pelješac, Croatia challenges, as well as a tough comparison base Built with Vertua Concrete, part of our Vertua family of sustainable products 13 Millions of U.S. dollars

SCAC: Double digit growth in Sales and EBITDA YTD 2Q23 2Q23 Net Sales 447 858 % var (l-t-l) 10% 7% Operating EBITDA 112 196 % var (l-t-l) 15% (4%) Operating EBITDA margin 25.1% 22.9% pp var 1.4pp (2.0pp) • Double-digit growth in sales and EBITDA reflecting strong pricing and decelerating energy costs • Formal sector demand driven primarily by infrastructure, offsetting bagged cement weakness • Second quarter marks a positive inflection point in margins as energy costs ease • In Colombia and the Dominican Republic, weak residential activity partially offset by strong infrastructure and tourism activity • In Panama, pickup in infrastructure sector related to expansion Salvio Apartments, Bogotá, Colombia of metro, bridge over the Canal, and highway expansions 14 Millions of U.S. dollars

Financial Developments Crédit Agricole Building, Nimes, France Built with Vertua Concrete, part of our Vertua family of sustainable products

Improving FCF due to strong EBITDA growth and lower working capital, partially offset by higher taxes January - June Second Quarter Average working capital days 2023 2022 % var 2023 2022 % var 2Q23 2Q22 Operating EBITDA 1,694 1,401 21% 961 716 34% 0 - Net Financial Expense 289 258 145 131 - Maintenance Capex 389 386 233 205 - Change in Working Capital 546 660 92 172 - Taxes Paid 291 113 207 64 -5 - Other Cash Items (net) (43) (4) 8 (21) Controlling Interest Net Income - Free Cash Flow - 8 - 11 US$ M Discontinued Operations Free Cash Flow after 223 (20) N/A 278 154 80% 272 Maintenance Capex 265 - Strategic Capex 169 174 83 98 Free Cash Flow 54 (194) N/A 195 56 246% 2Q23 2Q22 16 Millions of U.S. dollars

Continued leverage reduction, with eyes on investment grade 1 Consolidated Leverage Ratio evolution • Operating performance driven by pricing strategy, growth strategy and Urbanization 4.17x 4.13x Solutions • Last 12 months EBITDA of ~$3.0 B, highest since 2009 2.84x 2.73x 2.62x • Second half of the year is generally the 2.45x strongest in FCF generation • Leverage ratio expected to trend lower in 2H23 2019 2020 2021 2022 1Q23 2Q23 17 1) Calculated in accordance with our contractual obligations under our main bank debt agreements

2023 Outlook Gilbert Chabroux School, Lyon France Built with Insularis, part of our Vertua family of sustainable products

2023 guidance

Operating EBITDA[1]	~$3.25 billion
Energy cost/ton of cement produced	~10% increase
Capital expenditures	~$1.25 billion total ~$850 million Maintenance, ~$400 million Strategic
Investment in working capital	~$250 million
Cash taxes	~$400 million
Cost of debt[2]	Increase of ~$100 million

1) Like-to-like for ongoing operations and assuming June 30, 2023 FX levels for the remaining of the year
2) Including subordinated notes with no fixed maturity and the effect of our EUR-USD cross-currency swap

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Appendix Happy Residence for Seniors, Montpellier, France Built with Insularis, part of our Vertua family of sustainable products

Debt maturity profile as of June 30, 2023 Total debt as of June 30, 2023: $7,665 million Main bank debt agreements Other bank debt Average life of debt: Fixed Income 5.0 years Leases 2,047 1,641 1,380 798 745 636 192 152 74 2023 2024 2025 2026 2027 2028 2029 2030≥ 2031 21 Millions of U.S. dollars

Consolidated volumes and prices YTD 2Q23 vs. 2Q23 vs. 2Q22 2Q23 vs. 1Q23 YTD 2Q22 Volume (l-t-l) (8%) (6%) 9% Domestic gray Price (USD) 20% 19% 5% cement Price (l-t-l) 18% 15% 3% Volume (l-t-l) (5%) (5%) 6% Ready mix Price (USD) 19% 20% 4% Price (l-t-l) 18% 18% 3% Volume (l-t-l) (1%) 3% 14% Aggregates Price (USD) 14% 13% 1% Price (l-t-l) 14% 11% (0%) 22 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

Additional information on debt MXN 5% Other 6% Second Quarter First Quarter Euro 2023 2022 % var 2023 15% Currency 1 7,665 8,729 (12%) 7,862 Total debt denomination Short-term 4% 5% 4% U.S. dollar Long-term 96% 95% 96% 74% Cash and cash equivalents 471 490 (4%) 758 Net debt 7,194 8,239 (13%) 7,104 2 7,281 8,123 (10%) 7,157 Consolidated net debt 2 2.45 2.88 2.62 Consolidated leverage ratio Variable 2 6.90 6.74 6.38 Consolidated coverage ratio 3 36% Interest rate Fixed 64% Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under our main bank debt agreements 23 3) Includes the effect of our interest rate derivatives, as applicable

Additional information on debt Total debt by instrument Second Quarter First Quarter 2023 % of total 2023 % of total Fixed Income 3,151 41% 4,080 52% Main Bank Debt Agreements 3,026 39% 2,307 29% 41% 39% Leases 1,201 16% 1,186 15% Other 288 4% 289 4% Total Debt 7,665 7,862 16% 4% 24 Millions of U.S. dollars

2Q23 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 2Q23 vs. 2Q22 2Q23 vs. 2Q22 2Q23 vs. 2Q22 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 1% 28% 12% 6% 45% 27% 11% 36% 19% U.S. (8%) 15% 15% (10%) 21% 21% 5% 11% 11% Europe (12%) 32% 28% (10%) 19% 16% (2%) 12% 10% Israel N/A N/A N/A (0%) (1%) 8% (0%) (2%) 7% Philippines (17%) (6%) (2%) N/A N/A N/A N/A N/A N/A Colombia (1%) 5% 15% (2%) 13% 25% 2% 13% 24% Panama 8% 4% 4% 52% 5% 5% 39% (0%) (0%) Dominican Republic (9%) 9% 9% (2%) 23% 23% N/A N/A N/A 25 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

YTD 2Q23 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates YTD 2Q23 vs. YTD 2Q22 YTD 2Q23 vs. YTD 2Q22 YTD 2Q23 vs. YTD 2Q22 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (1%) 28% 14% 8% 41% 26% 9% 34% 20% U.S. (13%) 18% 18% (11%) 23% 23% (5%) 20% 20% Europe (11%) 30% 31% (9%) 18% 18% (1%) 8% 10% Israel N/A N/A N/A 2% (0%) 10% (0%) (2%) 8% Philippines (17%) (3%) 2% N/A N/A N/A N/A N/A N/A Colombia (3%) 1% 16% (4%) 8% 25% (1%) 9% 25% Panama 4% 4% 4% 48% 6% 6% 30% 6% 6% Dominican Republic (8%) 12% 12% 4% 21% 21% N/A N/A N/A 26 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

1 2023 expected volume outlook : selected countries/regions Cement Ready-mix Aggregates Mid single digit decline Low to mid single digit decline Flat CEMEX Low single digit increase High single digit increase High single digit increase Mexico High-single digit decline High-single digit decline Low single digit decline USA Mid to high single digit decline Mid-single digit decline Flat to low single digit decline Europe Low single digit decline Mid-single digit increase NA Colombia Flat to low single digit increase≥20% increase NA Panama Dominican Republic Low single digit decline Low double-digit increase NA Israel NA Low single digit increase Flat Philippines Mid to high single digit decline NA NA 27 1) Reflects CEMEX’s current expectations. Volumes on a like-to-like basis

Relevant ESG indicators YTD YTD Customers and suppliers 2Q23 2Q22 2022 Carbon strategy 2022 2Q23 2Q22 Kg of CO per ton of Net Promoter Score (NPS) 68 66 66 2 549 574 562 cementitious % of sales using CX Go 65% 57% 59% 36.5% 33.2% 35.0% Alternative fuels (%) 73.4% 74.5% 73.7% Clinker factor YTD YTD YTD YTD Low-carbon products 2022 Health and safety 2022 2Q23 2Q22 2Q23 2Q22 Blended cement as % of total 2 1 3 Employee fatalities 82% 81% 75% cement produced Employee L-T-I frequency 0.5 0.5 0.5 rate Vertua concrete as % of total 45% 31% 33% Operations with zero fatalities 98% 98% 96% and injuries (%) Vertua cement as % of total 55% 40% 41% 28

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported Cement cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on Maintenance capital projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which expenditures are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects Strategic capital expenditures designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs U.S. dollars USD/U.S. dollars Percentage variation % var 29

Contact Information Investors Relations Stock Information In the United States: NYSE (ADS): +1 877 7CX NYSE CX In Mexico: Mexican Stock Exchange +52 81 8888 4292 (CPO): CEMEX.CPO ir@cemex.com Ratio of CPO to ADS: 10 to 1